OneBeacon Insurance Group, Ltd. 601 Carlson Parkway Suite 600 Minnetonka, MN 55305 onebeacon.com

June 16, 2015	By EDGAR Submission

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. (the Company, OneBeacon, We, or Our)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-33128

Dear Mr. Rosenberg:
I refer to your letter dated May 26, 2015 (the Comment Letter). In connection with the Company’s response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Capitalized terms used in our responses are the same as those presented in our 2014 Form 10-K, unless otherwise noted.

Comment 1:
Notes to Consolidated Financial Statements
Note 3. Unpaid Loss and Loss Adjusted Expense (“LAE”) Reserves
2014 Fourth Quarter Loss and LAE Reserve Increase, page F-16

You attribute the need for an enhanced actuarial and claims review during the fourth quarter of 2014 to increased levels of loss and LAE activity in the second and third quarter of 2014 that continued into the early part of the fourth quarter. Please tell us whether you disclosed the existence of the increased loss reporting and the potential impact on your loss reserves in your Forms 10-Q for June 30, 2014 and/or September 30, 2014. If so, tell us where you made these disclosures. If not, please tell us why you did not make them.
Response to Comment 1:
During both the second quarter and third quarter of 2014, the Company made disclosures of the nature, amounts, and lines of business that were affected by increased level of reported losses and LAE incurred. These disclosures were made in the Notes to the Financial Statements; Management’s Discussion and Analysis - Results of Operations; and Management’s Discussion and Analysis - Liquidity and Resources. These disclosures are included in our response as Appendix A.
In those disclosures, we noted that several underwriting operating segments - particularly Professional Insurance, Entertainment, Government Risks, and Specialty Property were experiencing either large losses and/or unfavorable loss reserve development in prior accident years. We also disclosed the recorded year-to-date adverse loss development of $8.4 million and $14.3 million for the periods ended June 30th, 2014 and September 30th, 2014, respectively. The adverse loss development recorded in the second and third quarters of 2014 was unexpected - especially given that, in the first quarter of 2014, we recorded $1.4 million of net favorable development. The strong underwriting results recorded in the first quarter of 2014 followed profitable underwriting results in 2013 - which did not include any net prior year development and, on a gross basis, only included modest favorable or unfavorable loss development, if any, in each operating segment.
It is important to note the favorable, or only modestly adverse, loss development results that preceded the more significant reserving actions taken in the fourth quarter of 2014. Because of the relative insignificance of the increase in reported losses and LAE in the second and third quarters of 2014, which caused the Company to record modest loss reserve development, we did not believe - as of those reporting dates - that a trend had developed requiring more significant reserving actions. We further note that some of the reported claim activity and related reserving actions in the second and third quarters were related to our newer businesses. Because of the relative immaturity of those business lines, it is especially difficult to identify trends based on such limited activity. However, as higher than expected losses continued through the fourth quarter, it supported an emerging view that a trend had developed. Accordingly, in the fourth quarter of 2014, we projected these trends on the entire book as changes in our actuarial assumptions; whereas, the previously recorded loss developments were based on our belief that the elevated losses were more of an anomaly than a trend.

Notwithstanding such hindsight observations, the Company is confident that it took the appropriate actions, and made the appropriate disclosures, at each reporting period during 2014 based on the facts and circumstances known at the time,

We did not make any specific disclosures of the potential impacts on loss and LAE reserves which could affect our financial statements beyond the reporting dates of June 30th, 2014 or September 30th, 2014. For those reporting periods, and as noted above, we did not believe the recorded losses to be unusual or requiring an enhanced actuarial and claims review. More importantly, at those respective reporting periods, we did not believe that our loss and LAE reserves would require significant strengthening, if any, in future periods. Finally, although we initiated an enhanced actuarial and claims review in November of 2014, we did not conclude that analysis or approve the recommended and final reserving actions until February of 2015 - which was after the filing date of our third quarter Form 10-Q.

As referenced above, we believe we made adequate disclosures for each reporting period during 2014 given the facts and circumstances at that the time. However, we also believe that other existing disclosures, contained in our Critical Accounting Estimates section of Management’s Discussion and Analysis as well as Note 3 to the Financial Statements contained in our Form 10-K for yearend December 31, 2013 and incorporated by reference in our Form 10-Q for the periods ended June 30, 2014 and September 30, 2014 as well as our Form 10-K for year-end December 31, 2014, highlight the uncertainties associated with reserves and the ongoing potential for additional analyses and/or changes in reserve estimates in future periods. These more detailed disclosure references are provided in Appendix B.
For example, and consistent with recognized actuarial principles and practices, we disclosed the following regarding changing prior assumptions or actuarial reserving methods:
“While some variance [between previous estimates and actual experience] is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.”

As another relevant example, we emphasize in Note 3 to the Financial Statements that changes in claim costs are difficult to evaluate and, to the extent the Company’s actuarial analyses or indications are revised, changes to its estimates are recorded in future periods. In our case, Company actuaries were observing changing patterns of large losses as well as an increasing level of certain claim adjusting expense which prompted an enhanced actuarial and claims analysis conducted during the fourth quarter of 2014. The potential for changing assumptions is highlighted in our disclosure, below:
“The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations…A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected more reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.”

In addition to these broader disclosures of loss and LAE reserve uncertainties, we have also provided additional disclosures in our Critical Accounting Estimates which are more specific to various lines of business - including those affected by the fourth quarter reserve charge. The totality of these disclosures, which describe the various uncertainties and volatilities associated with the estimations and actuarial and management judgments used to record incurred loss and LAE, support the Company’s view that adequate disclosures were made in our quarterly reports on Form 10-Q’s for periods ended June 30th, 2014 and September 30, 2014.
Comment 2:
Note 5. Investment Securities, page F-20

Refer to your disclosure of debt securities issued by industrial corporations, common equity securities and asset-backed securities herein. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of “major security types” and “classes” of securities that you present. In this regard, tell us your basis for the disaggregation of debt securities issued by corporations and common equity securities by industry classification in the table on page F-26 and of asset-backed securities by agency and non-agency type and type of collateral on page F-31.

Response to Comment 2:
The following details the analysis we performed in order to determine the appropriate level of disaggregated fair value disclosures based on the nature, characteristics and risk of the invested assets.

1)
Major Security Type: First, we considered the major security types for balance sheet presentation purposes based on the nature and risks of securities held. We determined the legal form of the securities to be the primary differentiator, resulting in the following major security types: fixed maturity investments, short-term investments, common equity securities, convertible fixed maturity investments and other investments. Convertible fixed maturity investments were broken out as a separate major security type as they may react similar to either debt securities or equity securities, depending on prevailing market conditions.

2)
Disaggregation by Class: Then, we considered whether it was necessary to further separate each particular security type into greater detail and determined it was appropriate to disaggregate fixed maturity investments into separate classes based on the nature, risk, and characteristics of these securities. Fair value disclosures for fixed maturity investments were further disaggregated based on the characteristics of the issuing entity type that impact credit quality. We determined that debt securities issued by U.S. government entities carry minimal credit risk, while the credit and other risks associated with other issuers, such as corporations, foreign governments, municipalities or entities issuing asset-backed securities vary depending on the nature of the issuing entity type.

3)
Further disaggregation by industry classification: Finally, we considered whether further disaggregation was necessary for certain classes of securities and determined further disaggregation for fair value disclosures was appropriate for debt securities issued by corporations and equity securities by industry sector. While we also considered the other options for disaggregation, we determined that industry sector was the most appropriate basis for further disaggregation because investors often reference commonly used benchmarks and their subsectors to monitor risk and performance. Accordingly, we further disaggregated these into subclasses based on similar sectors and industry classifications the Company uses to evaluate investment risk and performance against commonly used benchmarks, such as the Barclays Intermediate Aggregate and S&P 500 indices. We also considered the example of similar disaggregated disclosures broken out by industry sector, as provided in ASC 820-10-55-100, in determining the appropriate basis for disclosing fair value information for subclasses of fixed maturity and common equity securities.

With respect to asset-backed securities, because the risks for structured securities differ based upon characteristics such as the attributes of the underlying assets and, for mortgage-backed securities, the agency issuing the securities, these asset classes are further disaggregated into subclasses of assets which share similar risks and characteristics.

We respectfully propose to elaborate on our disclosures in future filings to describe the basis for the disaggregated disclosures, as detailed in Appendix C.

Comment 3:
Note 5. Investment Securities, page F-20

Refer to your fair value measurements disclosures beginning on page F-25. Please provide us proposed revised disclosure to be included in future periodic reports that describes, for each “class” (see comment 2 above) of Level 2 and Level 3 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

Response to Comment 3:

The Company proposes revised disclosures to its Investment Securities (Note 5) within the Fair value measurements section that describes, for each “class” of Level 2 and Level 3 fixed maturity investments securities, the valuation techniques and inputs used in the fair value measurement. The proposed revised disclosures are included in Appendix D.

Please do not hesitate to call me at (952) 852-6020 should you have any questions on our responses or if you prefer, we would be happy to set up a conference call to discuss our response so as to expedite the review and resolutions of the Staff’s comments.

Sincerely,

/s/ PAUL H. MCDONOUGH

Paul H. McDonough
Chief Financial Officer

cc:	T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.
John C. Treacy, Chief Accounting Officer and Treasurer, OneBeacon Insurance Group, Ltd.
Maureen A. Phillips, Senior Vice President and General Counsel, OneBeacon Insurance Group, Ltd,
Sarah Kolar, Secretary and Deputy General Counsel, OneBeacon Insurance Group, Ltd.
Mark Brunhofer, Senior Staff Accountant, Securities and Exchange Commission
D. Peter Brennan, Partner, PricewaterhouseCoopers, LLP
William J. Whelan III, Cravath, Swaine & Moore LLP

APPENDIX A
The following items (in RED text) represent the Company’s various disclosures in the second and third quarter of 2014 related to the existence of increased loss reporting in certain businesses, prompting an enhanced actuarial and claim review that was conducted in the fourth quarter of 2014.
Form 10-Q - Quarter ended June 30, 2014
NOTE 3: Unpaid Loss and Loss Adjustment Expense (LAE) Reserves
Page 8; First paragraph

Loss and LAE development-2014

During the three months ended June 30, 2014, OneBeacon experienced $8.4 million of net unfavorable loss and LAE reserve development on prior accident year reserves primarily related to its Professional Insurance underwriting operating segment, as well as its Entertainment, Government Risks and Accident underwriting operating segments, partially offset by favorable loss and LAE reserve development primarily in its Specialty Property underwriting operating segment. The unfavorable development was driven by a few large claims.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Results-Three months ended June 30, 2014 versus three months ended June 30, 2013

Page 51; Fourth paragraph
Total expenses increased to $294.3 million for the three months ended June 30, 2014, compared to $270.3 million for the three months ended June 30, 2013, resulting primarily from increased loss and LAE, offset in part by lower policy acquisition costs and other underwriting expenses. Net loss and LAE increased to $186.1 million for the three months ended June 30, 2014, compared to $157.0 million for the same period in 2013, due to large losses primarily in Specialty Property and Professional Insurance. Policy acquisition expenses were $49.6 million for the three months ended June 30, 2014, representing a decrease of $2.9 million from the prior year period, driven primarily by the impact of our exit in 2013 from Collector Cars and Boats, which carried a high acquisition expense. Other underwriting expenses were $51.7 million for the three months ended June 30, 2014, which decreased from $54.6 million for the three months ended June 30, 2013, due primarily to decreased non-claims litigation expense. Interest expense was unchanged at $3.3 million for each of the three month periods ended June 30, 2014 and 2013.

Page 52; Second paragraph
Our combined ratio for the three months ended June 30, 2014 was 98.8%, reflecting a 64.0% loss and LAE ratio and a 34.8% expense ratio, which compared to a combined ratio reported for the three months ended June 30, 2013 of 94.1%, consisting of a 55.9% loss and LAE ratio and a 38.2% expense ratio. The 8.1 point increase in the loss and LAE ratio was comprised of a 4.7 point increase in current accident year non-catastrophe losses, a 3.3 point unfavorable change in prior year loss reserve development, and a 0.1 point increase in catastrophe losses. Current accident year non-catastrophe losses were 59.7 points for the three months ended June 30, 2014 and included a large loss in Specialty Property, which compared to 55.0 points for the three months ended June 30, 2013, which included several large losses related to the property and inland marine business within International Marine Underwriters (IMU), as well as a large claim in Government Risks, and was positively impacted by the lower loss and LAE ratio in the Collector Cars and Boats business. Net unfavorable loss reserve development was $8.4 million, or 2.9 points, for the three months ended June 30, 2014, primarily related to Professional Insurance, as well as Entertainment, Government Risks and Accident, driven by a few large claims, partially offset by favorable loss and LAE reserve development primarily in Specialty Property. This compared to net favorable loss reserve development of $1.0 million, or 0.4 points, for the three months ended June 30, 2013, primarily related to the healthcare business within Professional Insurance, the ocean marine business within IMU, and Government Risks, offset in part by unfavorable loss reserve development for Collector Cars and Boats. Catastrophe losses were $4.2 million, or 1.4 points, for the three months ended June 30, 2014, primarily resulting from storms late in the second quarter, as well as wind and thunderstorms in the midwestern and eastern United States, compared to $3.5 million, or 1.3 points, for the same period in 2013, primarily resulting from spring windstorms in the midwestern United States. The expense ratio improved 3.4 points to 34.8% for the three months ended June 30, 2014, compared to the same period in 2013, driven by decreased non-claims litigation expense.

Consolidated Results-Six months ended June 30, 2014 versus six months ended June 30, 2013

Page 53; Third paragraph
Our combined ratio for the six months ended June 30, 2014 was 93.9%, reflecting a 59.1% loss and LAE ratio and a 34.8% expense ratio, which compared to a combined ratio reported for the six months ended June 30, 2013 of 91.2%, consisting of a 53.9% loss and LAE ratio and a 37.3% expense ratio. The 5.2 point increase in the loss and LAE ratio was comprised of a 3.3 point increase in current accident year non-catastrophe losses and a 1.9 point unfavorable change in prior year loss reserve development, while the impact from catastrophe losses remained unchanged from the prior year period. Current accident year non-catastrophe losses were 56.7 points for the six months ended June 30, 2014 and included a large loss in Specialty Property, compared to 53.4 points for the six months ended June 30, 2013, which included several large losses related to the property and inland marine business within IMU, as well as a large claim in Government Risks, and was positively impacted by the lower loss and LAE ratio in the Collector Cars and Boats business. Net unfavorable loss reserve development was $7.0 million, or 1.2 points, for the six months ended June 30, 2014, primarily related to Professional Insurance, as well as Entertainment, Government Risks and Accident, driven by a few large claims, partially offset by favorable loss and LAE reserve development in Specialty Property, as well as IMU. This compared to net favorable loss reserve development of $3.9 million, or 0.7 points, for the six months ended June 30, 2013, primarily related to the healthcare business within Professional Insurance, the ocean marine business within IMU, and Government Risks, offset in part by Collector Cars and Boats. Catastrophe losses were $7.0 million, or 1.2 points, for the six months ended June 30, 2014, primarily resulting from storms late in the second quarter of 2014, as well as ice and snow storms in the midwestern and northeastern United States and wind and thunderstorms in the midwestern and eastern United States, compared to $6.5 million, or 1.2points, for the same period in 2013, primarily resulting from spring windstorms in the midwestern United States. The expense ratio improved 2.5 points to 34.8% for the six months ended June 30, 2014, due primarily to decreased non-claims litigation expense partially offset by increased incentive compensation expense.

Specialty Products-Three months ended June 30, 2014 versus three months ended June 30, 2013

Page 54-55; Second paragraph
The Specialty Products combined ratio for the three months ended June 30, 2014 increased to 101.1% from 93.1% for the three months ended June 30, 2013. The loss and LAE ratio increased by 14.4 points to 69.5% and the expense ratio decreased by 6.4 points to 31.6%. The 14.4 point increase in the loss and LAE ratio was comprised of a12.4 point increase in current accident year non-catastrophe losses and a 2.0 point increase in net unfavorable prior year loss reserve development, while the impact from catastrophe losses remained unchanged from the prior year period. The current accident year non-catastrophe loss ratio for the three months ended June 30, 2014 was 65.9%, which included a large loss in Specialty Property, compared to 53.5% for the three months ended June 30, 2013, which benefited from the low loss and LAE ratio experienced in the Collector Cars and Boats business that had a significant runoff of earned premium in the prior year period. The three months ended June 30, 2014 included 2.3 points of net unfavorable loss reserve development, primarily related to Professional Insurance, offset in part by favorable loss reserve development for Specialty Property. This compared to 0.3 points of net unfavorable loss reserve development in the three months ended June 30, 2013, primarily related to Collector Cars and Boats and Specialty Property, offset in part by favorable loss reserve development for Professional Insurance. The three months ended June 30, 2014 included 1.3 points of catastrophe losses, primarily related to storms late in the second quarter, as well as thunderstorms in the midwestern United States impacting Professional Insurance, compared with 1.3 points of catastrophe losses in the three months ended June 30, 2013, primarily related to storms in the midwestern and southern United States impacting Professional Insurance. The decrease in the expense ratio for the three months ended June 30, 2014, compared to the three months ended June 30, 2013, was primarily driven by a 2.7 point decrease in policy acquisition expenses, due significantly to our exited Collector Cars and Boats underwriting operating segment in 2013, which carried a high acquisition expense, and a 3.7 point decrease in other underwriting expense due primarily to decreased non-claims litigation expense partially offset by increased incentive compensation expense.

Specialty Products-Six months ended June 30, 2014 versus six months ended June 30, 2013

Page 55; Second paragraph
The Specialty Products combined ratio for the six months ended June 30, 2014 increased to 95.6% from 89.8% for the six months ended June 30, 2013. The loss and LAE ratio increased by 10.6 points to 63.7% and the expense ratio decreased by 4.8 points to 31.9%. The 10.6 point increase in the loss and LAE ratio was comprised of a 9.3point increase in current accident year non-catastrophe losses and a 1.3 point increase in net unfavorable prior year loss reserve development, while the impact from catastrophe losses remained unchanged from the prior year period. The current accident year non-catastrophe loss ratio for the six months ended June 30, 2014 was 61.2%, which included a large loss in Specialty Property, compared to 51.9% for the six months ended June 30, 2013, which benefited from the low loss and LAE ratio experienced in the Collector Cars and Boats business that had a significant runoff of earned premium in the prior year period. The six months ended June 30, 2014 included 1.4 points of net unfavorable loss reserve development, primarily related to Professional Insurance, offset in part by favorable loss reserve development for Specialty Property. This compared to 0.1 points of net unfavorable loss reserve development in the six months ended June 30, 2013, primarily related to Specialty Property and Collector Cars and Boats, offset in part by favorable loss reserve development for Professional Insurance. The six months ended June 30, 2014 included 1.1 points of catastrophe losses, primarily related to storms late in the second quarter, as well as ice and snow storms in the midwestern and northeastern United States impacting the financial services business within Professional Insurance and thunderstorms in the midwestern United States impacting Professional Insurance, which compared with 1.1 points of catastrophe losses in the six months ended June 30, 2013 primarily related to storms in the midwestern and southern United States impacting Professional Insurance and Specialty Property. The decrease in the expense ratio for the six months ended June 30, 2014, compared to the six months ended June 30, 2013, was primarily driven by a 3.4 point decrease in policy acquisition expenses, due significantly to our exited Collector Cars and Boats underwriting operating segment in 2013, which carried a high acquisition expense, and a 1.4 point decrease in other underwriting expense due primarily to decreased non-claims litigation expense partially offset by increased incentive compensation expense.

Specialty Industries-Three months ended June 30, 2014 versus three months ended June 30, 2013

Page 56; Second paragraph
The Specialty Industries combined ratio for the three months ended June 30, 2014 increased to 96.5% from 95.0% for the three months ended June 30, 2013, as the loss and LAE ratio increased by 1.8 points to 58.5% and the expense ratio decreased 0.3 points to 38.0%. The 1.8 point increase in the loss and LAE ratio for the three months ended June 30, 2014, compared to the same period in 2013, was comprised of a 3.2 point decrease in current accident year non-catastrophe losses, offset by a 4.7 point unfavorable change in loss reserve development and a 0.3 point increase in catastrophe losses. The current accident year non-catastrophe loss ratio for the three months ended June 30, 2014 was 53.4%, compared to 56.6% for the three months ended June 30, 2013, which included a large claim in Government Risks. The three months ended June 30, 2014 included 3.5 points of net unfavorable loss reserve development primarily related to Entertainment, Government Risks, Accident and Technology, partially offset by favorable loss reserve development in IMU, compared to 1.2 points of net favorable loss reserve development in the three months ended June 30, 2013 primarily related to Government Risks and the ocean marine business within IMU. The three months ended June 30, 2014 included 1.6 points of catastrophe losses, primarily related to wind and thunderstorms in the midwestern and eastern United States impacting IMU, Technology and Government Risks. This compared to 1.3 points of catastrophe losses in the three months ended June 30, 2013, primarily related to storms late in the second quarter, as well as storms in the midwestern and southern United States impacting IMU and Technology. The change in the expense ratio included a 0.2 point increase in other underwriting expenses in 2014, compared to the same period in 2013, which was offset by a 0.5 point decrease in policy acquisition expenses.

Specialty Industries-Six months ended June 30, 2014 versus six months ended June 30, 2013

Page 57; Second paragraph
The Specialty Industries combined ratio for the six months ended June 30, 2014 decreased to 92.2% from 92.6% for the six months ended June 30, 2013, as the loss and LAE ratio decreased by 0.2 points to 54.6% and the expense ratio decreased 0.2 points to 37.6%. The 0.2 point decrease in the loss and LAE ratio for the six months ended June 30, 2014, compared to the same period in 2013, was comprised of a 2.9 point decrease in current accident year non-catastrophe losses, offset by a 2.5 point unfavorable change in loss reserve development and a 0.2 point increase in catastrophe losses. The current accident year non-catastrophe loss ratio for the six months ended June 30, 2014 was 52.2%, compared to 55.1% for the six months ended June 30, 2013, which included a large claim in Government Risks. The six months ended June 30, 2014 included 1.0 point of net unfavorable loss reserve development primarily related to Entertainment, Government Risks and Accident, partially offset by favorable loss reserve development forIMU. This compared to 1.5 points of net favorable loss reserve development in the six months ended June 30, 2013 primarily related to IMU and Government Risks. The six months ended June 30, 2014 included 1.4 points of catastrophe losses, primarily related to storms late in the second quarter, as well as ice and snow storms in the midwestern United States impacting Technology, IMU and Government Risks and wind and thunderstorms in the eastern United States impacting Government Risks. This compared to 1.2 points of catastrophe losses in the three months ended June 30, 2013, primarily related to storms impacting IMU and Government Risks. The change in the expense ratio compared to the prior year period included a 0.5 point decrease in policy acquisition expenses, which was partially offset by a 0.3 point increase in other underwriting expenses.

Form 10-Q - Quarter ended September 30, 2014
NOTE 3. Unpaid Loss and Loss Adjustment Expense (LAE) Reserves
Page 8; Second paragraph

Loss and LAE development-2014

During the three months and nine months ended September 30, 2014, OneBeacon experienced $7.3 million and $14.3 million, respectively, of net unfavorable loss and LAE reserve development on prior accident year reserves. Net unfavorable loss and LAE reserve development during the three months ended September 30, 2014 was primarily attributable to the professional liability, management liability, and financial services businesses included in the Professional Insurance underwriting operating segment, the Accident underwriting operating segment, and the inland marine business in the International Marine Underwriters ("IMU") underwriting operating segment. This unfavorable development during the three months ended September 30, 2014 was partially offset by favorable development in the healthcare business in the Professional Insurance underwriting operating segment and in the Technology underwriting operating segment. Net unfavorable loss and LAE reserve development during the nine months ended September 30, 2014 was primarily attributable to the professional liability and management liability businesses included in the Professional Insurance underwriting operating segment, the Accident underwriting operating segment, and the inland marine business in the IMU underwriting operating segment. This unfavorable development during the nine months ended September 30, 2014 was partially offset by favorable development in the healthcare business included in the Professional Insurance underwriting operating segment, the Specialty Property underwriting operating segment, and the ocean marine business in the IMU underwriting operating segment.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Results-Three months ended September 30, 2014 versus three months ended September 30, 2013
Page 54; Second paragraph

Our combined ratio for the three months ended September 30, 2014 was 95.3%, reflecting a 60.6% loss and LAE ratio and a 34.7% expense ratio, which compared to a combined ratio reported for the three months ended September 30, 2013 of 96.1%, consisting of a 60.1% loss and LAE ratio and a 36.0% expense ratio. The 0.5 point increase in the loss and LAE ratio was comprised of a 1.0 point increase in adverse prior year loss reserve development and a 0.4 point increase in catastrophe losses, offset in part by a 0.9 point decrease in current accident year non-catastrophe losses. Net unfavorable loss reserve development was $7.3 million, or 2.4 points, for the three months ended September 30, 2014, primarily driven by unfavorable development in our professional liability, management liability and financial services businesses included within Professional Insurance, in Accident, and in our inland marine business within International Marine Underwriters (IMU). This unfavorable development was partially offset by favorable development in our healthcare business within Professional Insurance and in Technology. This compared to net unfavorable loss reserve development of $3.8 million, or 1.4 points, for the three months ended September 30, 2013, primarily driven by unfavorable development in Specialty Property and Entertainment, which was partially offset by favorable development in our ocean marine business included in IMU and in our healthcare business included in Professional Insurance. Catastrophe losses were $4.9 million, or 1.6 points, for the three months ended September 30, 2014, primarily related to wind and thunderstorms in the central and eastern United States, compared to $3.5 million, or 1.2 points, for the same period in 2013, primarily resulting from storms in the southern United States and rainstorms in Colorado. Current accident year non-catastrophe losses were 56.6 points for the three months ended September 30, 2014, which included a significant increase in the loss ratio for Crop as a result of decreased corn prices during the quarter, compared to 57.5 points for the three months ended September 30, 2013, which was negatively impacted by a higher loss and LAE ratio in the Collector Cars and Boats business. The expense ratio improved 1.3 points to 34.7% for the three months ended September 30, 2014, compared to the same period in 2013, due primarily to the beneficial impact of higher earned premiums in 2014 more than offsetting the prior year period beneficial impact of the transition services agreement with the buyer of our personal lines business in 2013.

Consolidated Results-Nine months ended September 30, 2014 versus nine months ended September 30, 2013

Page 55; Fourth paragraph
Our combined ratio for the nine months ended September 30, 2014 was 94.4%, reflecting a 59.7% loss and LAE ratio and a 34.7% expense ratio, which compared to a combined ratio reported for the nine months ended September 30, 2013 of 92.8%, consisting of a 56.0% loss and LAE ratio and a 36.8% expense ratio. The 3.7 point increase in the loss and LAE ratio compared to the 2013 period was comprised of a 1.8 point increase in current accident year non-catastrophe losses, a 1.7 point increase in adverse prior year loss reserve development, and a 0.2 point increase in catastrophe losses. Current accident year non-catastrophe losses were 56.6 points for the nine months ended September 30, 2014 and included a large loss in Specialty Property, compared to 54.8 points for the nine months ended September 30, 2013, which was positively impacted by the lower loss and LAE ratio in the Collector Cars and Boats business. Net unfavorable loss and LAE reserve development was $14.3 million, or 1.7 points, for the nine months ended September 30, 2014, primarily driven by unfavorable development in our professional liability and management liability businesses included within Professional Insurance, in Accident, and in our inland marine business within IMU. This unfavorable development was partially offset by favorable development in our healthcare business included within Professional Insurance, in Specialty Property, and in our ocean marine business within IMU. This compared to net favorable loss reserve development of $0.1 million, or no points, for the nine months ended September 30, 2013, which included unfavorable development primarily on a few large claims in both Specialty Property and Entertainment that was offset by favorable development in Professional Insurance and in our ocean marine business in IMU. Catastrophe losses were $11.9 million, or 1.4 points, for the nine months ended September 30, 2014, primarily resulting from wind and thunderstorms in the central and eastern United States, as well as ice and snow storms in the midwestern and northeastern United States, compared to $10.0 million, or 1.2 points, for the same period in 2013, primarily resulting from storms in the southern United States and rainstorms in Colorado. The expense ratio improved 2.1 points to 34.7% for the nine months ended September 30, 2014, compared to the prior year period, due to the beneficial impact of higher earned premiums in 2014 and decreased non-claims litigation expense, partially offset by the prior year beneficial impact of the transition services agreement with the buyer of our personal lines business in 2013.

Specialty Products-Three months ended September 30, 2014 versus three months ended September 30, 2013
Page 57; Second paragraph
The Specialty Products combined ratio for the three months ended September 30, 2014 decreased to 97.6% from 100.4% for the three months ended September 30, 2013. The loss and LAE ratio increased by 1.0 point to 64.7% and the expense ratio decreased by 3.8 points to 32.9%. The 1.0 point net increase in the loss and LAE ratio compared to the prior year period was comprised of a 1.1 point increase in current accident year non-catastrophe losses, a 1.0 point increase in catastrophe losses, and a 1.1 point decrease in net unfavorable prior year loss reserve development. The current accident year non-catastrophe loss ratio for the three months ended September 30, 2014 was 59.5%, which included a significant increase in the loss ratio for Crop as a result of decreased corn prices during the quarter, compared to 58.4% for the three months ended September 30, 2013. The three months ended September 30, 2014 included 1.2 points of catastrophe losses, primarily related to a large hail claim impacting Professional Insurance and wind and thunderstorms in the midwestern United States impacting Professional Insurance and Programs, compared with 0.2 points of catastrophe losses in the three months ended September 30, 2013, primarily related to storms in the midwestern and southern United States impacting Collector Cars and Boats. The three months ended September 30, 2014 included 4.0 points of net unfavorable loss and LAE reserve development, primarily related to our professional liability, management liability and financial services businesses within Professional Insurance, partially offset by favorable development in our healthcare business within Professional Insurance. This compared to 5.1 points of net unfavorable loss reserve development in the three months ended September 30, 2013, primarily related to three large claims in Specialty Property that were partially offset by favorable development in the healthcare business included in Professional Insurance. The decrease in the expense ratio for the three months ended September 30, 2014, compared to the three months ended September 30, 2013, was primarily driven by the beneficial impact of higher earned premiums and lower incentive compensation expense in the current year period more than offsetting the prior year beneficial impact of the transition services agreement with the buyer of our personal lines business in 2013.

Page 57; Fourth paragraph
The Specialty Products combined ratio for the nine months ended September 30, 2014 increased to 96.3% from 93.1% for the nine months ended September 30, 2013. The loss and LAE ratio increased by 7.7 points to 64.1% and the expense ratio decreased by 4.5 points to 32.2%. The 7.7 point increase in the loss and LAE ratio compared to the prior year period was comprised of a 6.7 point increase in current accident year non-catastrophe losses, a 0.7 point increase in net unfavorable prior year loss reserve development, and a 0.3 point increase in catastrophe losses. The current accident year non-catastrophe loss ratio for the nine months ended September 30, 2014 was 60.7%, which included a large loss in Specialty Property, as well as an elevated Crop ratio due to lower corn prices, compared to 54.0% for the nine months ended September 30, 2013, which benefited from the low loss and LAE ratio experienced in the Collector Cars and Boats business that had a significant runoff of earned premium in the prior year period. The nine months ended September 30, 2014 included 2.3 points of net unfavorable loss reserve development, primarily related to our professional liability and management liability businesses within Professional Insurance, partially offset by favorable loss reserve development in our healthcare business within Professional Insurance and in Specialty Property. This compared to 1.6 points of net unfavorable loss reserve development in the nine months ended September 30, 2013, primarily related to a few large claims in Specialty Property, offset in part by favorable loss reserve development in the healthcare business included in Professional Insurance. The nine months ended September 30, 2014 included 1.1 points of catastrophe losses, primarily related to wind and thunderstorms in the midwestern United States impacting Professional Insurance and Programs, as well as ice and snow storms in the midwestern and northeastern United States primarily impacting the financial services business within Professional Insurance, which compared with 0.8 points of catastrophe losses in the nine months ended September 30, 2013 primarily related to storms in the southern and midwestern United States impacting Professional Insurance and Collector Cars and Boats. The decrease in the expense ratio for the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013, was primarily driven by the beneficial impact of higher earned premiums in 2014 and decreased non-claims litigation expense, partially offset by the prior year beneficial impact of the transition services agreement with the buyer of our personal lines business in 2013.

Specialty Industries-Three months ended September 30, 2014 versus three months ended September 30, 2013
Page 58; Second paragraph
The Specialty Industries combined ratio for the three months ended September 30, 2014 increased to 93.1% from 92.3% for the three months ended September 30, 2013, as the loss and LAE ratio decreased by 0.2 points to 56.7% and the expense ratio increased 1.0 point to 36.4%. The 0.2 point decrease in the loss and LAE ratio for the three months ended September 30, 2014, compared to the same period in 2013, was comprised of a 2.9 point decrease in current accident year non-catastrophe losses and a 0.1 point decrease in catastrophe losses, offset by a 2.8 point unfavorable change in loss reserve development. The current accident year non-catastrophe loss ratio for the three months ended September 30, 2014 was 53.8%, compared to 56.7% for the three months ended September 30, 2013. The three months ended September 30, 2014 included 0.9 points of net unfavorable loss reserve development primarily related to Accident and the inland marine business within IMU, partially offset by favorable loss reserve development in Technology. This compared to 1.9 points of net favorable loss reserve development in the three months ended September 30, 2013 primarily related to IMU. The three months ended September 30, 2014 included 2.0 points of catastrophe losses, primarily related to wind and thunderstorms in the southern and eastern United States impacting IMU. This compared to 2.1 points of catastrophe losses in the three months ended September 30, 2013, primarily related to storms in the midwestern and southern United States impacting IMU and Government Risks and rainstorms in Colorado impacting our inland marine business included in IMU. The change in the expense ratio included a 0.7 point increase in other underwriting expenses in 2014, compared to the same period in 2013, which was offset by a 0.3 point decrease in policy acquisition expenses.

Specialty Industries-Nine months ended September 30, 2014 versus nine months ended September 30, 2013
Page 59; Second paragraph
The Specialty Industries combined ratio for the nine months ended September 30, 2014 remained unchanged at 92.5% compared to the nine months ended September 30, 2013, as the loss and LAE ratio decreased by 0.3 points to 55.3% and the expense ratio increased 0.3 points to 37.2%. The 0.3 point decrease in the loss and LAE ratio for the nine months ended September 30, 2014, compared to the same period in 2013, was comprised of a 3.0 point decrease in current accident year non-catastrophe losses, offset by a 2.6 point unfavorable change in loss reserve development and a 0.1 point increase in catastrophe losses. The current accident year non-catastrophe loss ratio for the nine months ended September 30, 2014 was 52.7%, compared to 55.7% for the same period in 2013 that included several large losses related to the property and inland marine business within IMU, as well as a large claim in Government Risks. The nine months ended September 30, 2014 included 1.0 point of net unfavorable loss reserve development primarily related to Accident, driven by development in the transportation business, as well as to our inland marine business within IMU, to Entertainment, and to Government Risks. This unfavorable loss reserve development was partially offset by favorable loss reserve development in our ocean marine business within IMU and in Technology. This compared to 1.6 points of net favorable loss reserve development in the nine months ended September 30, 2013 primarily related to our ocean marine business included in IMU offset in part by a few large claims in Entertainment. The nine months ended September 30, 2014 included 1.6 points of catastrophe losses, primarily related to wind and thunderstorms in the southern and eastern United States impacting IMU, as well as ice and snow storms in the midwestern United States impacting Technology and IMU. This compared to 1.5 points of catastrophe losses in the three months ended September 30, 2013, primarily related to storms in the midwestern and southern United States impacting our inland marine business included in IMU, as well as impacting Government Risks and Technology, and rainstorms in Colorado impacting our inland marine business included in IMU. The change in the expense ratio compared to the prior year period included a 0.2 point decrease in policy acquisition expenses, which was more than offset by a 0.5 point increase in other underwriting expenses.

Liquidity and Capital Resources
Cash flows from operations for the nine months ended September 30, 2014 and 2013

Page 72; Fourth paragraph
For the nine months ended September 30, 2014, net cash flows provided from operations were $102.1 million, consisting of $146.9 million provided from continuing operations and $44.8 million used for discontinued operations, which were a result of the run-off of reserves related to the Runoff Business. For the nine months ended September 30, 2013, net cash flows provided from operations were $80.3 million, consisting of $178.3 million provided from continuing operations and $98.0 million used for discontinued operations, which were a result of the run-off of reserves related to the Runoff Business. Net cash flows relating to continuing operations in 2014 decreased primarily due to the prior period including net collateral receipts related to our Surety business of $40.1 million in the prior year period compared to $13.0 million in the current year period, as well as the adverse effects to the current period of large losses paid and premium advances to the Federal Crop Insurance Corporation related to our Crop business.

APPENDIX B
Management’s Discussion and Analysis - Critical Accounting Estimates
2. Loss and LAE

We establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. See Note 3-"Unpaid Loss and Loss Adjustment Expense ("LAE") Reserves" for a description of our loss and LAE reserves and actuarial methods.

We perform an actuarial review of our recorded reserves each quarter. Our actuaries compare the previous quarter's estimates of paid loss and LAE, case reserves and IBNR to amounts indicated by actual experience. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating loss and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.” [Italics added for emphasis]

Upon completion of each quarterly review, our actuaries select indicated reserve levels based on the results of the actuarial methods described previously, which are the primary consideration in determining management's best estimate of required reserves. However, in making its best estimate, management also considers other qualitative factors that may lead to a difference between held reserves and actuarially indicated reserves levels in the future. Typically, these factors exist when management and our actuaries conclude that there is insufficient historical incurred and paid loss information or that trends included in the historical incurred and paid loss information are unlikely to repeat in the future. Such factors include, among others, recent entry into new markets or new products, improvements in the claims department that are expected to lessen future ultimate loss costs, legal and regulatory developments, or other volatilities that may arise.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. Unpaid Loss and Loss Adjustment Expense ("LAE") Reserves
OneBeacon's insurance subsidiaries establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

Loss and LAE reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported ("IBNR") reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation.
OneBeacon's own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate OneBeacon's own experience. External data can be especially useful for estimating costs on new lines of business (e.g. Surety, Crop) or new business segments (e.g. Programs). For some lines of business, such as "long-tail" coverages discussed below, claims data reported in the most recent accident or report year is often too limited to provide a meaningful basis for analysis due to the typical delay in reporting and settling of claims. For this type of business, OneBeacon uses a selected loss ratio method for the initial accident year or years. This is a standard and accepted actuarial reserve estimation method in these circumstances in which the loss ratio is selected based upon information used in pricing policies for that line of business, as well as any publicly available industry data, such as industry pricing, experience and trends, for that line of business.

Uncertainties in estimating ultimate loss and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and eventually settled. This time lag is sometimes referred to as the "claim-tail." The claim-tail for most property coverages is typically short (usually a few days up to a few months). The claim-tail for liability/casualty coverages, such as automobile liability, general liability, products liability, multiple peril coverage, and workers compensation, can be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, OneBeacon may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is booked in the accounting period in which such determination is made. Accordingly, should reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively.

In determining ultimate loss and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services, and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected more reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.” [Italics added for emphasis]

APPENDIX C

The following section includes (in RED text) the relevent proposed updates to clarify the major security types, classes and further disaggregation by industry classification, as well as the analysis supporting those break-outs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5. Investment Securities
The following table summarizes the Company's fair value measurements for investments as of December 31, 2014 by major security type and class by level. The major security types were based on the legal form of the securities, with a separate break-out for convertible fixed maturity investments as they may react similar to either debt securities or equity securities, depending on prevailing market conditions. OneBeacon has disaggregated its fixed maturity investments based on the issuing entity type, which impacts credit quality, with debt securities issued by U.S. government entities carrying minimal credit risk, while the credit and other risks associated with other issuers, such as corporations, foreign governments, municipalities or entities issuing asset-backed securities vary depending on the nature of the issuing entity type. OneBeacon further disaggregates debt securities issued by corporations and equity securities by industry sector because investors often reference commonly used benchmarks and their subsectors to monitor risk and performance. Accordingly, OneBeacon has further disaggregated these asset classes into subclasses based on the similar sectors and industry classifications the Company uses to evaluate investment risk and performance against commonly used benchmarks, such as the Barclays Intermediate Aggregate and S&P 500 indices.

	Fair value at December 31, 2014	Level 1	Level 2	Level 3
	($ in millions)
Fixed maturity investments:
U.S. Government and agency obligations	$38.0	$38.0	$—	$—
Debt securities issued by corporations:
Consumer	286.8	—	286.8	—
Industrial	104.8	—	104.8	—
Financial	148.6	—	148.6	—
Communications	74.9	—	74.9	—
Energy	53.5	—	53.5	—
Basic materials	56.4	—	53.5	2.9
Utilities	44.2	—	44.2	—
Technology	29.0	—	29.0	—
Debt securities issued by corporations	798.2	—	795.3	2.9
Municipal obligations	63.7	—	63.7	—
Asset-backed securities	814.4	—	814.4	—
Foreign government obligations	1.3	0.7	0.6	—
Preferred stocks	84.2	—	13.1	71.1
Fixed maturity investments	1,799.8	38.7	1,687.1	74.0
Short-term investments	202.2	201.7	0.5	—
Common equity securities:
Financials	72.4	72.4	—	—
Basic Materials	9.9	9.9	—	—
Consumer	121.7	121.7	—	—
Energy	15.6	15.6	—	—
Utilities	5.1	5.1	—	—
Other	95.3	95.3	—	—
Common equity securities	320.0	320.0	—	—
Convertible fixed maturity investments	5.0	—	5.0	—
Other investments(1)	182.0	—	—	182.0
Total(1)	$2,509.0	$560.4	$1,692.6	$256.0
_______________________________________________________________________________

(1)	Excludes the carrying value of $18.0 million associated with a tax advantaged federal affordable housing development fund accounted for using the equity method as of December 31, 2014.

APPENDIX D

Certain information in the following section was included elsewhere in the 2014 Form 10-K, in particular Footnote 1, and has been added in the Note 5 proposed disclosure below. In order to highlight the new disclosures specifically responsive to the major security types, classes and further disaggregation by industry classification, this information has been reflected in RED text.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5. Investment Securities
Fair value measurements

Fair value measurements are categorized into a hierarchy that distinguishes between inputs based on market data from independent sources ("observable inputs") and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable ("unobservable inputs"). Quoted prices in active markets for identical assets or liabilities have the highest priority ("Level 1"), followed by observable inputs other than quoted prices, including prices for similar but not identical assets or liabilities ("Level 2") and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the lowest priority ("Level 3"). As of December 31, 2014 and 2013, approximately 90% and 92%, respectively, of the investment portfolio recorded at fair value was priced based upon observable inputs.

Investments valued using Level 1 inputs include fixed maturity investments, primarily investments in U.S. Treasuries, common equity securities and short-term investments, which include U.S. Treasury Bills. Investments valued using Level 2 inputs comprise the fixed maturity investments, which has been disaggregated into classes, including securities issued by corporations, municipal obligations, convertible fixed maturity investments and mortgage and asset-backed securities. Fair value estimates for investments that trade infrequently and have few or no observable market prices are classified as Level 3 measurements. Level 3 fair value estimates based upon unobservable inputs include OneBeacon's investments in surplus notes, hedge funds and private equity funds, as well as certain investments in fixed maturity investments and equity securities, where quoted market prices are unavailable or are not considered reasonable. OneBeacon determines when transfers between levels have occurred as of the beginning of the period.

OneBeacon uses brokers and outside pricing services to assist in determining fair values. For investments in active markets, OneBeacon uses the quoted market prices provided by outside pricing services to determine fair value. The outside pricing services OneBeacon uses have indicated that they will only provide prices where observable inputs are available. In circumstances where quoted market prices are unavailable or are not considered reasonable, OneBeacon estimates the fair value using industry standard pricing models and observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, prepayment speeds, reference data including research publications and other relevant inputs. Given that many fixed maturity investments do not trade on a daily basis, the outside pricing services evaluate a wide range of fixed maturity investments by regularly drawing parallels from recent trades and quotes of comparable securities with similar features. The characteristics used to identify comparable fixed maturity investments vary by asset type and take into account market convention.

OneBeacon's process to assess the reasonableness of the market prices obtained from the outside pricing sources covers substantially all of its fixed maturity investments and includes, but is not limited to, evaluation of model pricing methodologies, review of the pricing services' quality control processes and procedures on at least an annual basis, comparison of market prices to prices obtained from different independent pricing vendors on at least a semi-annual basis, monthly analytical reviews of certain prices and review of assumptions utilized by the pricing service for selected measurements on an ad hoc basis throughout the year. OneBeacon also performs back-testing of selected purchases and sales activity to determine whether there are any significant differences between the market price used to value the security prior to purchase or sale and the actual purchase or sale price on an ad-hoc basis throughout the year. Prices provided by the pricing services that vary by more than 5% and $1.0 million from the expected price based on these procedures are considered outliers. Also considered outliers are prices that haven’t changed from period to period and prices that have trended unusually compared to market conditions. In circumstances where the results of OneBeacon's review process does not appear to support the market price provided by the pricing services, OneBeacon challenges the price. During the past year, approximately 15 securities fell outside OneBeacon's expected results, thereby triggering the challenge with the pricing service. If OneBeacon cannot gain satisfactory evidence to support the challenged price, it relies upon its own pricing methodologies to estimate the fair value of the security in question.

The valuation process above is generally applicable to all of OneBeacon’s fixed maturity investments. The techniques and inputs specific to asset classes within OneBeacon’s fixed maturity investments for Level 2 securities that use observable inputs are as follow:

Debt securities issued by corporations: The fair value of debt securities issued by corporations is determined from an evaluated pricing model that uses information from market sources and integrates relative credit information, observed market movements, and sector news. Key inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including sector, coupon, credit quality ratings, duration, credit enhancements, early redemption features and market research publications.

Municipal obligations: The fair value of municipal obligations is determined from an evaluated pricing model that uses information from market makers, brokers-dealers, buy-side firms, and analysts along with general market information. Key inputs include benchmark yields, reported trades, issuer financial statements, material event notices and new issue data, as well as broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including type, coupon, credit quality ratings, duration, credit enhancements, geographic location and market research publications.

Asset-backed securities: The fair value of asset backed securities is determined from an evaluated pricing model that uses information from market sources and leveraging similar securities. Key inputs include benchmark yields, reported trades, underlying tranche cash flow data, collateral performance, plus new issue data, as well as broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including issuer, vintage, loan type, collateral attributes, prepayment speeds, default rates, recovery rates, cash flow stress testing, credit quality ratings and market research publications.

Foreign government obligations: The fair value of foreign government obligations is determined from an evaluated pricing model that uses feeds from data sources in each respective country, including active market makers and inter-dealer brokers. Key inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, local exchange prices, foreign exchange rates and reference data including coupon, credit quality ratings, duration and market research publications.

Preferred stocks: The fair value of preferred stocks is determined from an evaluated pricing model that calculates the appropriate spread over a comparable security for each issue. Key inputs include exchange prices (underlying and common stock of same issuer), benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including sector, coupon, credit quality ratings, duration, credit enhancements, early redemption features and market research publications.

Level 3 valuations are generated from techniques that use assumptions not observable in the market. These unobservable assumptions reflect OneBeacon’s assumptions that market participants would use in valuing the investment. Generally, certain securities may start out as Level 3 when they are originally issued but as observable inputs become available in the market, they may be reclassified to Level 2. At December 31, 2014, OneBeacon had one debt security issued by a corporation that was classified as a Level 3 investment, which resulted from a judgmentally determined illiquidity discount to the price provided from the third party pricing service given OneBeacon’s limited ability to trade that security.